L'ORÉAL

05010936

RECEIVED

2005 SEP -7 P 5:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

L'OREAL
International Financial Information Department

30th August, 2005

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease:
"Acquisition of Delial"

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

9/7

L'ORÉAL

News release

Acquisition of DELIAL

Paris, 30 th August 2005 – L'Oréal group has just acquired Delial, the sun care brand, from Sara Lee International.

Founded 70 years ago, Delial is one of the leading brands of sun care in Europe, especially in Spain where it ranks among the top three brands on the market.

Delial's 2004 sales came in at around €20 million. Delial includes a complete range of sun care products (protection lotion, after sun, self tanning etc.)

Patrick Rabain, chief executive and Vice President of L'Oréal's Consumer Products Division said: "The acquisition of this brand means that L'Oréal will reinforce its position in the European solar protection market, especially in Southern Europe. The Delial range will join our Garnier portfolio and will benefit from solar filter technologies developed in the group's laboratories".

Contacts at L'ORÉAL

Shareholders and
Market Authorities
Mr Jean-Régis CAROF
☎: +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
Institutional Investors
Mrs Caroline MILLOT
☎: +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎: +33.1.47.56.76.71
http://www.loreal.com

82-735

NEWS RELEASE

Clichy, Friday, September 2nd 2005 – 8.45 a.m.

L'ORÉAL

1st HALF 2005 RESULTS

OBJECTIVE FOR 2005: ANOTHER YEAR OF DOUBLE-DIGIT EARNINGS PER SHARE GROWTH

1st HALF RESULTS: IN LINE WITH ANNUAL PROJECTIONS

- 2nd QUARTER SALES GROWTH: +5.4%

- OPERATING PROFIT: € 1,115 M, OR 15.6% OF SALES

- GRADUAL IMPROVEMENT IN EXCHANGE RATE IMPACT

- DILUTED EARNINGS PER SHARE: +4.5%

SUPPL

Commenting on the results, Sir Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal, said*: "The faster sales growth recorded in the second quarter should continue in the second half, in view of the more intensive programme of product launches and promotional activities. Although a single half-year's performance has limited significance, the results of the first six months are in line with our projections. In 2005, L'Oréal should once again achieve double-digit earnings per share growth".*

Main indicators

€ millions	At June 30th 2005 IFRS	At June 30th 2004 IFRS pro forma*	At June 30th 2004 IFRS
Sales	7,164	6,922	6,922
Operating profit before exchange gains and losses	1,123	1,087	1,087
Operating profit	1,115	1,115	1,115
Pre-tax profit	1,257	1,242	1,330
Net profit after minority interests	892	878	947
Net profit excluding non-recurrent items (1)	892	875	
Earnings per share(2) **(€)**	1.40	1.34	

* *For purposes of comparison, the pro forma profit and loss account presented has been restated to allow for the deconsolidation of Sanofi-Synthélabo on January 1st 2004:*

- *by replacing the share in the net profit of Sanofi-Synthélabo by the dividends received;*
- *and by neutralising the dilution capital gain, net of tax, relating to these shares.*

(1) Net profit excluding non-recurrent items after minority interests does not include capital gains and losses on disposals of long-term assets, impairment of assets, restructuring costs, associated tax effects or minority interests.

(2) Earnings per share: diluted net earnings per share based on the net profit excluding non-recurrent items after minority interests.

1st half 2005 sales

Growth by operational division and geographic zone

	1st Half 2005			2nd Quarter 2005	
	€ millions	Growth		Growth	
		Like-for-like IFRS	Reported IFRS	Like-for-like IFRS	Reported IFRS
By operational division					
Professional Products	1,023	+4.3%	+3.3%	+5.1%	+5.0%
Consumer Products	3,768	+4.1%	+3.7%	+4.7%	+5.2%
Luxury Products	1,632	+1.4%	+0.3%	+3.2%	+3.0%
Active Cosmetics	560	+13.1%	+13.8%	+16.0%	+17.2%
Cosmetics total	**7,027**	**+4.1%**	**+3.5%**	**+5.1%**	**+5.4%**
By geographic zone					
Western Europe	3,534	-1.0%	-1.1%	+1.1%	+1.0%
North America	1,794	+7.2%	+3.8%	+6.6%	+4.8%
Rest of the World, of which:	1,700	+12.7%	+14.1%	+12.7%	+16.4%
- Asia	668	+9.0%	+8.7%	+6.5%	+7.8%
- Latin America	375	+8.5%	+12.4%	+11.3%	+19.9%
- Eastern Europe	325	+26.1%	+31.0%	+30.9%	+35.5%
- Other countries	332	+13.3%	+13.2%	+11.6%	+14.1%
Cosmetics total	**7,027**	**+4.1%**	**+3.5%**	**+5.1%**	**+5.4%**
Dermatology(1)	136	+5.6%	+3.9%	+6.6%	+5.8%
Group total	**7,164**	**+4.1%**	**+3.5%**	**+5.1%**	**+5.4%**

(1) Group share, i.e. 50 %

Sales trends by geographic zone were as follows:

Western Europe returns to growth in second quarter

In Professional Products, consumer spending in hair salons slowed at the start of the year in Western Europe, but our many new product launches and the success of our products enabled an increase in second quarter sales.
There was a return to growth in Consumer Products sales in the second quarter. This recovery reflects the launch of new higher value-added products, particularly in the skincare and make-up segments.
The sales of the Luxury Products Division began to pick up in the second quarter, despite continuing imbalances between sales in boutiques and amounts invoiced by the business units.
Once again, the Active Cosmetics sales trend was favourable.

Strong growth continues in the United States

In **North America**, like-for-like sales growth amounted to +7.2%.
Growth was once again particularly strong in the Consumer Products Division, thanks to the success of *Fructis* from *Garnier* which is continuing its winning ways in the shampoo and styling market, a very good start for the *Men Expert* range from *L'Oréal Paris,* and the successful launches of *Maybelline* foundations and mascaras.
In Professional Products, the Division has continued to make market share gains, thanks in particular to the success of *Color Smart* from *Matrix* and *Platinium* from *L'Oréal Professionnel* and the very rapid growth of *Kérastase* in the upmarket segment.

In the field of luxury products, the main developments were the spectacular sales of the new perfume *Armani Code*, the success of *Flower Bomb* from *Viktor & Rolf* in highly exclusive outlets, and the excellent start made by the new skincare line *Rénergie Microlift* from *Lancôme.*
Lastly, the acquisition of *SkinCeuticals* will support the expansion of the Active Cosmetics Department in the American market.

Rapid growth in new markets

Sales in **Asia** advanced by +9.0% like-for-like, thanks largely to strong growth in China (+24%) and Hong Kong (+19%). Sales in South Korea are still being held back by the crisis in the country's selective distribution channel.
The success of *L'Oréal Paris* in China, *Watershine* lipstick from *Maybelline* in Japan and *Skin Naturals* from *Garnier* in Thailand are boosting Consumer Products sales. The Luxury Products Division has strengthened its position thanks to *Line Peel* cream from *Biotherm* and *Cleansing oil* from *Shu Uemura.* The excellent scores of *Luxia* colourant from *L'Oréal Professionnel* have bolstered the brand's position in Japan. *Matrix* is continuing to expand in several Asian countries. Finally, Active Cosmetics is growing very strongly thanks to *Effaklar K* from *La Roche-Posay* and *Bi-White* from *Vichy.*

Sales in **Latin America** have increased by +8.5% like-for-like. With a growth rate of +11.5%, sales in Mexico have been boosted by the success of *100% Color* from *Garnier.* Professional Products have taken advantage of the successful launch of *Majirel Absolu* colourant throughout Latin America, and the promising start made by *Matrix* in Brazil. The Active Cosmetics Department has confirmed the strong growth in its sales, thanks largely to the success of the *Liposyne* slimming line from *Vichy* and *Anthélios* sun protection products from *La Roche Posay.*

Like-for-like sales in **Eastern Europe** have grown very strongly at +26.1%. Sales in the Russian Federation have advanced by +39%, and sales in the Czech Republic by +22%. The *Garnier* brand continued to grow rapidly with the success of *Color Naturals* colourant and the *Skin Naturals* bodycare lines. The launch of *Elsève Anti-dandruff* shampoo and the *Happyderm* skincare line from *L'Oréal Dermo Expertise* have contributed to the good scores of the *L'Oréal Paris* brand.

In the **Other countries**, like-for-like sales have increased rapidly by +13.3%. The excellent growth rate of +49% in India reflects the success of the *Garnier Skin Natural* facial skincare lines, *Color Natural* colourant and *Fructis* shampoos.

Operating profitability

It is important to note that for many years the half-year results of L'Oréal have tended to be volatile and have rarely been representative of the year as a whole. It is therefore advisable to compare each line of the profit and loss account with the same line for the previous full year.

Sales for the first six months amounted to €7,164m, up by 3.5% based on the reported figures compared with the 1st half of 2004.

Gross profit at €5,001m represents 69.8% of 1st half 2005 sales, i.e. a level virtually equivalent to that of the full year 2004, when the figure was 69.9%.

Research and development expenses amounted to €240m, an increase of +8.3%. They represented 3.4% of sales, a level identical to that of 2004 as a whole.

Advertising and promotional expenses totalled €2,183m, or 30.5% of sales, at June 30th 2005. This percentage is almost stable compared with the full year 2004.

Selling, general and administrative expenses amounted to €1,455m, or 20.3% of sales, lower than the level of 20.9% recorded over the full year 2004.

Operating profit before foreign exchange gains and losses amounted to €1,123m in the first half-year, and represented 15.7% of sales, significantly higher than the 15% of sales recorded over the full year 2004.

Changes in the exchange rates against the euro of the other main currencies led to the recording of an exchange loss of €8m in the 1st half of 2005, compared with an exchange gain of €28m in the 1st half of 2004.

Net profit

Finance costs and other financial expenses for the first half amounted to €27m.
Dividends received from Sanofi-Aventis for 2004 amounted to €172m, up by 17.7% compared with the dividends of the previous year.
The pre-tax profit of €1,256m was slightly higher (+1.1%) than the corresponding figure at June 30th 2004 pro forma, i.e. after neutralisation of the effects of deconsolidating Sanofi-Aventis in 2004.
After income tax, the net profit after minority interests amounted to €892m, up by +1.6% compared with the pro forma net profit at June 30th 2004.

Operating profit by branch and division

In accordance with IAS 14 (segment reporting), the L'Oréal group is continuing to improve the quality of its financial information by presenting the profitability of its activities by branch and by division.

€ millions	1st Half 2005	1st Half 2004	Full year 2004
By operational division			
Professional Products	194.9	206.8	365.4
Consumer Products	668.7	644.8	1,186.6
Luxury Products	279.2	291.3	693.6
Active Cosmetics	138.5	114.0	156.8
Other Cosmetics	0.4	4.0	4.0
Cosmetics divisions total	**1,281.7**	**1,260.9**	**2,406.3**
Non-allocated *	-181.3	-155.3	-368.0
Cosmetics branch	**1,100.4**	**1,105.6**	**2,038.3**
Dermatology branch	**14.2**	**9.7**	**50.6**
Group	**1,114.6**	**1,115.4**	**2,088.9**

* *group central expenses, fundamental research expenses, stock option costs and miscellaneous expenses.*

Contacts at L'ORÉAL

Shareholders
and Market Authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
Institutional Investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax : 01.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com